Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GorillaTech Corporation
5137 CLARETON DR STE 200
AGOURA HILLS, CA 91301
https://gorillapay.ai/

Up to $1,234,999.80 in Common Stock at $0.60
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GorillaTech Corporation
Address: 5137 CLARETON DR STE 200, AGOURA HILLS, CA 91301
State of Incorporation: DE
Date Incorporated: March 02, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 25,000 shares of Common Stock
Offering Maximum: $1,234,999.80 | 2,058,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.60
Minimum Investment Amount (per investor): $499.80

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 3 weeks | 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 3 weeks | 3% bonus shares

Early Bird 3: Invest $10,000+ within the first 3 weeks | 5% bonus shares

Early Bird 4: Invest $20,000+ within the first 3 weeks | 8% bonus shares

Early Bird 5: Invest $50,000+ within the first 3 weeks | 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,500+ and receive 1% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 3% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 5% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 8% bonus shares

Tier 5 Perk: Invest $100,000+ and receive 10% bonus shares

Loyalty Perk

As you are a Community Member in Gorilla Tech, you are eligible for additional bonus shares (10%).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their

IRA account.

The 10% StartEngine Venture Club Bonus

GorillaTech Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

GorillaTech^{TM} Corporation ("GorillaTech" or the "Company") is at the forefront of innovation in the fintech sector, developing cutting-edge solutions that empower small and medium-sized businesses (SMBs) to thrive in a competitive landscape. Our flagship products, GorillaPay^{TM} and XAiLES^{TM}, will offer comprehensive tools to optimize business operations and enhance financial transactions. GorillaPay^{TM} is an advanced merchant processing platform that facilitates rapid onboarding, enables businesses to shop multiple banks quickly, and accepts both traditional and digital currencies. This platform simplifies and accelerates payment processing, making it easier for SMBs to manage their transactions efficiently.

Corporate History

The Company was initially formed on March 2, 2022, as a DE limited liability company named Gorilla Labs LLC. On February 6, 2024, the Company converted to a DE C corporation and changed its legal name to GorillaTech Corporation.

Competitors and Industry

Industry

GorillaTech operates within the expansive global payment transactions market, which is valued at over $156 trillion according to Ernst & Young. The Company focuses on the SMB sector in the U.S., which comprises 33.2 million entities, or 99.9% of U.S. businesses, as reported by the U.S. Chamber of Commerce. GorillaTech's products are designed to address the unique needs of SMBs, offering cost-effective payment solutions with enhanced security and data-driven insights.

Competitors

GorillaTech's main competitors include other merchant payment processors. However, the Company differentiates itself by integrating AI and blockchain technology into its payment processing and financial insights services, providing customers with advanced data analytics and heightened security. This unique combination of technologies positions GorillaTech as a forward-thinking player in the fintech industry, offering solutions that go beyond traditional payment processing.

Current Stage and Roadmap

Current Stage

GorillaTech is in the early stages of its journey but has already achieved significant milestones. The Company has successfully soft-launched GorillaPay™ (gorillapay.ai) and is beta testing XAiLES™, its enterprise software platform, both as a standalone SaaS product and integrated within GorillaPay™. Additionally, the GUSDC™ stablecoin is fully developed and preparing for its U.S. launch. The Company has begun onboarding initial beta test clients on the GorillaPay platform, with a substantial pipeline of potential customers indicating strong market interest.

Future Roadmap

Over the next few years, GorillaTech plans to continue developing and launching new technologies, with a focus on expanding its customer base and increasing brand recognition. Strategic goals include scaling the use of GorillaPay™ and

XAiLES™ across SMBs in the U.S. and completing the launch of GUSDC™. The Company is also committed to supporting climate mitigation efforts as part of its long-term mission.

The Team

Officers and Directors

Name: Steven Joseph Saxton

Steven Joseph Saxton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Chairman & Founder
  Dates of Service: March, 2022 - Present
  Responsibilities: I am the CEO and Founder of GorillaTech. I will be paid a deferred salary of $25,000 per month, if any, once the company is in a financial position.

Other business experience in the past three years:

- Employer: Green Gorilla
  Title: Founder / Chairman
  Dates of Service: September, 2013 - Present
  Responsibilities: I founded the company in 2013. I served as the CEO from 2016 to 2023.

Other business experience in the past three years:

- Employer: Hollywood Studios
  Title: Founder / Chairman / CEO
  Dates of Service: September, 2013 - Present
  Responsibilities: I was the Founder / CEO / Chairman of Hollywood Studios. I produced and distributed films, and we managed writers, directors, and talent for film and television.

Name: Katherine Saxton

Katherine Saxton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder and Chief Experience & Al Officer & Director
  Dates of Service: March, 2022 - Present
  Responsibilities: I oversee the strategic direction and implementation of user experience designs and Al-driven solutions, ensuring seamless integration and optimal performance across all platforms. Additionally, I lead cross-functional teams to innovate and enhance product features. I will be paid a deferred salary of $15,000 per month, if any, once the company is in a financial position.

Other business experience in the past three years:

- Employer: Green Gorilla
  Title: Co-Founder/ Executive
  Dates of Service: December, 2014 - Present
  Responsibilities: I developed and executed strategies across Corporate Operations, Sales &Marketing, and Product R&D. I led initiatives to enhance technology integration and accelerate speed-to-market in a highly regulated industry and consumer goods industry, establishing Green Gorilla as a leader in USDA-certified organic products.

Name: Tarun Tyagi

Tarun Tyagi's current primary role is with Xaigi Technology. Tarun Tyagi currently services 21 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: October, 2023 - Present

Responsibilities: Playing a key role in driving GorillaTech's technological and strategic vision by driving technology development and roadmap.

Other business experience in the past three years:

- Employer: Xaigi Technology
  Title: CEO
  Dates of Service: October, 2021 - Present
  Responsibilities: Handling day to day operations

Name: Lee Curtis Daley

Lee Curtis Daley's current primary role is with Daley Strategic Advisory. Lee Curtis Daley currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategist
  Dates of Service: October, 2023 - Present
  Responsibilities: Strategist and business advisor seeking to create value across the spectrum of strategic marketing, GTM, brand strategy, business innovation, creativity and growth across multiple sectors

Other business experience in the past three years:

- Employer: Hello Genius
  Title: Co-Founder, Chairman & Chief Strategist
  Dates of Service: December, 2018 - Present
  Responsibilities: Positioning; Strategic Marketing; Startup Development; Creativity and Innovation; Digital Marketing; Branding & Identity; Go-to-market Strategy; Strategic Planning; Business Strategy; Educational Technology; Machine Learning; Artificial Intelligence (AI); Venture Capital; Intellectual Property

Other business experience in the past three years:

- Employer: Daley Strategic Advisory
  Title: Founder & CEO
  Dates of Service: September, 2011 - Present
  Responsibilities: Strategist and business advisor to CEOs, Founders and boards; board director of tech startups and mature tech companies. Creating value across the spectrum of strategic marketing, GTM, brand strategy, business innovation, creativity and growth across multiple sectors, including - fintech, wearable devices, online retailing, fashion, beauty, luxury, automotive, sports licensing and marketing, VOIP, ed tech, equity trading, data visualisation and networks.

Other business experience in the past three years:

- Employer: Destiny Tech100
  Title: Member Board of Directors
  Dates of Service: March, 2024 - Present
  Responsibilities: Board of Directors; Destiny Tech100 is an NYSE listed fund giving everyday investors access to some of the most exciting venture-backed technology businesses in the world. Current businesses include SpaceX, Plaid, Open AI and many more extraordinary tech companies. Our fund will officially list on the New York Stock Exchange on Tuesday March 26th 2024. Destiny Tech100 is an NYSE listed fund giving everyday investors access to some of the most exciting venture-backed technology businesses in the world. Current businesses include SpaceX, Plaid, Open AI and many more extraordinary tech companies. Our fund will officially list on the New York Stock Exchange on Tuesday March 26th 2024.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may

be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Uncertainty in Payment Processing and Digital Currencies
Our platform operates in the highly regulated financial services industry, where payment processing and the use of digital currencies, including stablecoins, are subject to changing laws and regulations at both the federal and state levels, as well as internationally. Regulatory agencies, including the Securities and Exchange Commission (SEC), the Commodity Futures Trading Commission (CFTC), and state financial regulators, may implement new regulations or enhance enforcement that could affect the operation of our business. These changes could include increased compliance costs, fines, penalties, or restrictions that impact our ability to facilitate transactions and conduct business efficiently. Furthermore, the regulatory landscape for digital currencies is still evolving, and any adverse legislative or regulatory developments could hinder our future plans to accept and process stablecoins.

Exposure to Financial and Fraud Risks
We operate a merchant processing platform that facilitates transactions for small and medium-sized businesses (SMBs), which inherently exposes us to financial risk, including the potential for fraudulent activity. Unauthorized transactions, chargebacks, and other fraudulent activities could result in financial losses for us and our customers. While we utilize various measures to detect and mitigate fraud, no system is infallible, and we could face legal or financial liability if these incidents occur at scale, which could negatively impact our reputation, customer relationships, and financial results.

Dependence on Third-Party Banks and Payment Networks
Our platform enables businesses to shop multiple banks and payment networks quickly for optimized financial solutions. We rely on third-party banks and payment processors to provide these services to our customers. Any interruption, disruption, or unfavorable change in the services provided by these third parties could negatively affect our operations. Moreover, any deterioration in relationships with these third parties, or their failure to perform as expected, could increase costs, delay transactions, or cause customers to leave our platform for competitors, thereby impacting our revenue and profitability.

Risks Related to the Use of Digital Currencies
As we expand our services to include the acceptance and processing of digital currencies, particularly stablecoins, we will be exposed to additional risks inherent in digital currency markets. Stablecoins, while designed to maintain stable value, are not immune to market fluctuations, and their value could be impacted by operational, technical, or regulatory challenges. In addition, our customers' reliance on stablecoins introduces cybersecurity risks and potential technical failures that could disrupt payment flows. There is also the risk that stablecoin issuers or custodians could face financial or operational difficulties, which could undermine our customers' ability to transact smoothly and cause reputational harm to our platform.

Cybersecurity and Data Privacy Concerns
As a merchant processing platform, we handle sensitive customer and transaction data, making us a target for cyberattacks, data breaches, and other security incidents. Any breach of our systems could lead to unauthorized access, theft, or disclosure of sensitive information, resulting in reputational damage, legal liability, and financial loss. Furthermore, the evolving landscape of data privacy regulations, such as the General Data Protection Regulation (GDPR) in Europe and the California Consumer Privacy Act (CCPA), increases our compliance burden. Failure to comply with these and other data protection regulations could result in significant fines, penalties, and restrictions on our operations.

Competitive Market for Payment Processing Services
The market for merchant processing and financial transaction platforms is highly competitive, with many companies offering similar services. Some of our competitors may have greater financial resources, more established customer bases,

and more extensive relationships with financial institutions. If we are unable to compete effectively, we may lose current and potential customers to competitors, which could negatively impact our business, financial condition, and results of operations. Additionally, the rapid pace of technological advancement in the financial technology industry may require us to continually innovate and update our platform, which could involve significant cost and resource allocation.

Potential Liability for Errors and Delays in Payment Processing

We process transactions for a wide range of SMBs, and any errors or delays in these transactions could expose us to legal liability, customer complaints, and potential regulatory scrutiny. Our platform's ability to operate seamlessly is critical to our customers' businesses. Even minor technical errors or interruptions could result in significant losses for our customers, which could result in claims against us and damage our reputation.

Risks Associated with the Rapid Growth of Our Business

We expect to experience rapid growth as we expand our platform and services, particularly in connection with our future plans to support stablecoins and other digital currencies. Managing this growth will require significant investment in our infrastructure, personnel, and compliance programs. If we fail to manage growth effectively, our business, operations, and financial condition may be adversely affected.

Exposure to Macroeconomic and Market Conditions

Our business may be adversely affected by changes in macroeconomic conditions, including inflation, interest rate fluctuations, and economic slowdowns. SMBs, which make up a large portion of our customer base, may be particularly sensitive to these conditions, and their ability to process transactions on our platform may be affected by their own financial instability. A decline in SMB activity or financial health could lead to reduced transaction volumes, negatively impacting our revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Joseph Saxton	38,000,000	Common Stock	81.44%
Steven Joseph Saxton	5,000,000	Common B Stock	

The Company's Securities

The Company has authorized Common Stock, Common B Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,058,333 of Common Stock.

Common Stock

The amount of security authorized is 195,000,000 with a total of 47,800,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding does not include 229,750 shares to be issued pursant to stock options issued.

The total amount outstanding does not include 550,000 shares that may be issued pursant to stock options subject to vest.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Common B Stock

The amount of security authorized is 5,000,000 with a total of 5,000,000 outstanding.

Voting Rights

10 votes per 1 share.

Material Rights

General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Common Stock shall be entitled to cast the number of ten (10) votes for each one (1) share held. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series B Common Stock shall vote together with the holders of Common Stock as a single class.

Series B Common Stock Protective Provisions. At any time when at least one (1) share of Series B Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series BCommon Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of holders of at least a majority of the then outstanding shares of Series B Common Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing; or

(b) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation in a manner that would alter or change adversely the powers, preferences or rights of the Series B Common Stock; or

(c) create, or authorize the creation of, any additional class or series of capital stock.

Conversion. Each share of Series B Common Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and non-assessable shares of Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: August 01, 2026
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: See material terms

Material Rights

Interest Rate. The outstanding Principal Amount shall bear interest at the rate of five percent (5%) per annum, calculated on the basis of a 365-day year and the actual number of days elapsed. If the loan contemplated by this Agreement is not paid by the Company within 6 months following the Effective Date, the interest rate accruing on the outstanding Principal Amount will increase to seven percent (7%) from 6 months to the end of the term, 24 months.

Conversion. At the option of the Lender, the Principal Amount and any accrued but unpaid interest under this Agreement may be converted into shares of the Company's common stock at any time at a conversion price equal to the lesser of: (i) of $0.50 per share; or (ii) the historically lowest Downside Price (the "Conversion Price"). As promptly as practicable after any such conversion, the Company at its expense will issue and deliver to the Lender a certificate or certificates for the number of converted shares of common stock.

Repayment. At any time upon providing at least ten (10) days advance written notice to Lender, the Company may prepay the entire loan balance contemplated by this Agreement, at which time the Lender shall have the option to either:

(a) Convert the Principal Amount and any accrued but unpaid interest into shares of the Company's common stock at the Conversion Price; or

(b) Receive repayment of the Principal Amount plus any accrued but unpaid interest.

Notification of Qualifying Event. The Company shall notify the Lender in writing at least ten (10) days prior to the closing or occurrence of any Qualifying Event. For purposes of this Agreement, the term "Qualifying Event" shall mean (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity, (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), (iv) the initial public offering of any Company securities; or (v) the liquidation, dissolution or winding up of the Company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Technology development and operations
  Date: February 20, 2024
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 38,000,000
  Use of proceeds: Founders shares
  Date: March 02, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common B Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founders shares
  Date: March 02, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 400,000
  Use of proceeds: Technology development and operations
  Date: October 08, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 400,000
  Use of proceeds: Founders Shares
  Date: March 18, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 7,000,000
Use of proceeds: Founders shares
Date: March 21, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is pre-revenue and is dependent on raising capital to continue operations. The company intends to continue raising capital. In the event that these efforts do not meet expectations, we are prepared to strategically reduce our burn rate. Given that we do not have any substantial financial obligations, we have the flexibility to adjust our operating expenses accordingly.

Foreseeable major expenses based on projections:

Our major expenses will include the continued development, refinement, and training of our AI technology, as well as costs associated with go-to-market strategies, sales, and marketing efforts. Our major expense is the cost of developing the technology. We will scale this development as needed.

Future operational challenges:

We anticipate challenges from competitive product launches by major technology companies and the need to continually innovate and enhance our AI and fintech solutions to maintain a competitive edge.

Future challenges related to capital resources:

Future challenges related to capital resources include securing sufficient funding to support ongoing development and scaling operations

Future milestones and events:

Significant future milestones include the successful launch and market adoption of GorillaPay™ and XAiLES™, securing strategic partnerships, and achieving key fundraising targets. We have a strong relationship with a $30B company that offers significant distribution capabilities for our products in the auto industry. Leveraging this partnership will profoundly boost our financial growth and help meet our goal of becoming a dominant force in the industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2024, the Company has current cash on hand of $167K

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are important to our company operations. While not critical, the founders have successfully funded hundreds of projects in the past and would pursue alternative funding sources if necessary to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are important to the viability of the company. While the company will pursue crowdfunding, it will also continue to raise capital through other means as it has done in the past. Crowdfunding is a significant part of our strategy, but we will also seek additional capital in tandem to ensure our financial stability and growth. Of the total funds that the company has, in the event of a maximum raise about 85% would be from the campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $15,000, the Company anticipates this will provide sufficient funds for an initial period of operations focused on maintaining core business activities, including basic operational expenses and essential product development. However, this amount would not cover the full scope of the Company's planned go-to-market strategy, sales and marketing efforts, or team scaling. The company would only operate for 12 months with just the minimum raised.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of 1.235M, we anticipate the Company will be able to operate for 24 months and we are confident this capital will be sufficient to go to market and scale the company to profitability. This is based on a projected monthly burn rate of $200,000 for expenses related to product development, operational expenses, go-to-market, sales & marketing, and scaling the team.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital. The founders have successfully funded many projects in the past and would pursue alternative funding sources if necessary.

Indebtedness

- Creditor: Steven Saxton
  Amount Owed: $500,000.00
  Interest Rate: 5.0%
  The loan is secured through a first-priority lien on all the assets of the Company and does not have a defined maturity date. The loan shall become payable whenever the Company has sufficient financial resources to repay, and therefore, the loan has been classified under current liabilities as of December 31, 2023, and 2022.

- Creditor: Convertible Note Holder
  Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: August 01, 2026
  See convertible note entry in company securities section for material terms.

Related Party Transactions

- Name of Person: Steven Saxton
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The loan is secured through a first-priority lien on all the assets of the Company and does not have a defined maturity date.
  Material Terms: The loan shall become payable whenever the Company has sufficient financial resources to repay, and therefore, the loan has been classified under current liabilities as of December 31, 2023, and 2022.

Valuation

Pre-Money Valuation: $31,680,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock. The Company has no warrants or convertible securities outstanding.

In making this calculation the company <u>has not assumed</u> that any options will be exercised or that any shares to be issued pursuant to stock options subject to vesting are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000.00 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  60.0%
  We will use 60% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  17.5%
  We will use 17.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  16.0%
  We will use 17% of the funds for working capital to cover expenses for the initial launch, product expansion, etc as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fee
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gorillapay.ai/ (https://gorillapay.ai/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300)

holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gorilla-tech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR GorillaTech Corporation

[See attached]

GORILLA LABS LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members
Gorilla Labs LLC
Agoura Hills, California

We have reviewed the accompanying financial statements of Gorilla Labs LLC (the "Company"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

July 23, 2024
Los Angeles, California

GORILLA LABS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 206,104	$ 305
Total Current Assets	**206,104**	**305**
Total Assets	**$ 206,104**	**$ 305**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ -	$ 1,849
Credit Cards	6,069	-
Related Party Loan	350,000	125,000
Accrued Interest	22,671	5,171
Other Current Liabilities	987,473	539,973
Total Current Liabilities	**1,366,213**	**671,993**
Simple Agreement For Future Equity	671,667	108,333
Total Liabilities	**2,037,880**	**780,326**
Members' Equity	(1,831,776)	(780,021)
Total Members' Equity	**(1,831,776)**	**(780,021)**
Total Liabilities And Members' Equity	**$ 206,104**	**$ 305**

See accompanying notes to financial statements.

GORILLA LABS LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost Of Goods Sold	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General And Administrative	902,624	773,505
Research And Development	31,448	43,513
Total Operating Expenses	**934,072**	**817,018**
Net Operating Loss	**(934,072)**	**(817,018)**
Interest Expense	17,500	5,171
Other Loss	100,183	8,654
Loss Before Provision For Income Taxes	**(1,051,755)**	**(830,843)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (1,051,755)**	**$ (830,843)**

See accompanying notes to financial statements.

USD $ in Dollars	Members' Equity
Inception Date- March 2, 2022	$ -
Capital Contribution	50,822
Net Loss	(830,843)
Balance—December 31, 2022	$ (780,021)
Net Loss	(1,051,755)
Balance—December 31, 2023	$ (1,831,776)

See accompanying notes to financial statements.

GORILLA LABS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For The Year Ended December 31,		**2023**		**2022**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,051,755)	$	(830,843)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:				
Fair Value In Excess Of Stated Value Of Derivative Instrument		43,333		8,333
Changes In Operating Assets And Liabilities:				
Accounts Payable		(1,849)		1,849
Credit Cards		6,069		-
Accrued Interest		17,500		5,171
Other Current Liabilities		447,500		539,973
Net Cash Used In Operating Activities		**(539,201)**		**(275,517)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Provided By/(Used In) Investing Activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing On Shareholder Loans		225,000		125,000
Proceeds From Issuance Of Safes		520,000		100,000
Capital Contribution		-		50,822
Net Cash Provided By Financing Activities		**745,000**		**275,822**
Change In Cash And Cash Equivalents		**205,799**		**305**
Cash And Cash Equivalents—Beginning Of The Year		305		-
Cash And Cash Equivalents—End Of The Year	**$**	**206,104**	**$**	**305**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Gorilla Labs LLC was formed on March 2, 2022, in Delaware. The financial statements of Gorilla Labs LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Agoura Hills, California.

GorillaTech™ is at the forefront of innovation in the fintech sector, developing cutting-edge solutions that empower small and medium-sized businesses (SMBs) to thrive in a competitive landscape. Our flagship products, GorillaPay™ and XAiLES™, offer comprehensive tools to optimize business operations and enhance financial transactions. GorillaPay™ is an advanced merchant processing platform that facilitates rapid onboarding, enables businesses to shop multiple banks quickly, and accepts both traditional and digital currencies. This platform simplifies and accelerates payment processing, making it easier for SMBs to manage their transactions efficiently.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

GORILLA LABS LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 23, 2024, which is the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Accrued Expenses	$ 42,473	$ 82,473
Deferred Compensation	945,000	457,500
Total Other Current Liabilities	$ 987,473	$ 539,973

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of December 31,	2023
Member's name	Ownership percentage
Steven Saxton	100.0%
TOTAL	100.0%

5.   DEBT

Related-party Loan

During the years presented, the Company borrowed money from the member, Steven Saxton. The details of the loan from the owner are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Secured Loan Agreement- Steven Saxton	$ 350,000	5.00%	04/03/2022	Not Defined	$ 372,671	$ -	$ 372,671	$ 130,171	$ -	$ 130,171
Total					$ 372,671	$ -	$ 372,671	$ 130,171	$ -	$ 130,171

The loan is secured through a first-priority lien on all the assets of the Company and does not have a defined maturity date. The loan shall become payable whenever the Company has sufficient financial resources to repay, and therefore, the loan has been classified under current liabilities as of December 31, 2023, and 2022.

The summary of the future maturities is as follows:

As of December 31,	2023
2024	$ 372,671
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	**$ 372,671**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2023	2022
SAFE I - III	$ 520,000	Fiscal Year 2023	$ 100,000,000	75%	$ 520,000	$ -
SAFE IV	100,000	Fiscal Year 2022	100,000,000	75%	100,000	100,000
Change in Fair Value of SAFEs	-	-	-	-	51,667	8,333
Total SAFE(s)					**$ 671,667**	**$ 108,333**

During 2022 and 2023, the Company issued $620,000 in Simple Agreement for Future Equity ("SAFE Agreement" or "SAFE"). The SAFE includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The SAFE requires or may require the issuer to settle the obligation by transferring assets (i.e., cash). If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of membership interests of Common Units equal to the Purchase Amount divided by the Liquidity Price. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

6. RELATED PARTY

On March 4, 2022, the company signed a secured loan agreement with member Steven Saxton for $350,000. The loan bears an interest rate of 5% per annum. The principal amount of the Loan, together with all accrued but unpaid interest, shall become due and payable in full when the Company possesses sufficient financial resources. As of December 31, 2023, and December 31, 2022, the loan's outstanding balance is $350,000 and 125,000, respectively. As of December 31, 2023, and December 31, 2022, accrued interest on the loan is $22,671 and $5,171, respectively.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2023, through July 23, 2024, which is the date the financial statements were available to be issued.

On February 6, 2024, the company changed its legal form from Delaware LLC to Delaware Corporation. The converted entity, GorillaTech Corporation, is authorized to issue 195,000,000 shares of common stock at a par value of $0.0001 per share and 5,000,000 shares of common B Stock at a par value of $0.0001. Each holder of common stock is entitled to 1 vote for each share held, whereas each holder of common B stock is entitled to 10 votes per share held. As of July 23, 2024, which is the date these financial statements were available to be issued, 47,400,000 shares of common stock and 5,000,000 shares of common B stock have been issued and are outstanding.

On February 20, 2024, the Company commenced a private placement offering of $1 million at $0.50 per Common Stock, which was fully subscribed, and 2,000,000 shares of common stock were issued in lieu. The Simple Agreements for Future Equity (SAFEs) of $620,000 as of December 31, 2023, have been converted into equity.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $934,072, net operating cash outflows of $539,201 and liquid assets in cash of $206,104, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. The Company intends to fund its operations through debt and/or equity financing During the next twelve months.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF GORILLATECH

Revolutionizing the Movement of Money

GorillaTech™ is a pre-revenue, pioneering fintech company dedicated to empowering small businesses with advanced financial solutions. We will offer two flagship products: GorillaPay, a seamless payment processing platform, and XAiLES, a powerful tool for ...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



GORILLA
TECH
Revolutionizing the movement of money
Pay
XAiLES

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.60 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.80	$31.68M

REASONS TO INVEST

GorillaPay and XAiLES are AI-powered tools that will optimize business operations through automated tasks, actionable insights, secure transactions, and cost reduction, offering a comprehensive solution for efficiency and growth.

GorillaPay platform is now live in a soft launch. XAiLES™ software is currently in beta testing, also in a soft launch phase. We've also successfully secured $1.5M in funding.

GorillaTech targets SMBs, that comprise 99.9% of U.S. businesses (with approximately 31.7M entities), and the AI market, currently valued at $5.8T, with the potential to reach $25.6T.[1]

TEAM



Steven Joseph Saxton • CEO, Board Chairman & Founder

Sir Steven Saxton: Founder & CEO, GorillaTech | AI and Blockchain Pioneer | Founder & CEO, Hollywood Studios. At GorillaTech, I lead AI and Blockchain integration for payment systems with GorillaPay™ and XAiLES™. With 30+ years in entertainment, I'...

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Katherine Saxton • Chief Experience & AI Officer, Director

Katherine Guevara Saxton brings over a decade of executive experience in corporate management, digital marketing, and AI-driven technology implementation. As a former executive at Hollywood Studios/Models International, Green Gorilla, and Regional ...

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Tarun Tyagi • Chief Technology Officer

Playing a key role in driving GorillaTech's technological and strategic vision by driving technology development and roadmap.



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GorillaTech: Empowering Businesses with AI-Driven Financial Solutions

We believe Gorilla Tech is a revolutionary FinTech company on a mission to empower small and medium-sized businesses (SMBs) with cutting-edge financial solutions. We will bridge the gap between traditional finance and the future of payments through our vertically integrated platform, GorillaPay™, XAiLES™, and, in the future, GUSDC™.


Vertically-Integrated Platform
GorillaPay.ai
Seamlessly accepts credit cards and digital currencies.
XAiLES.ai
Streamlines decision-making with AI-powered guidance from your virtual team.
GUSDC.ai
Pegged 1:1 to the US dollar.
Businesses
People
Pay™
XAiLES™
VISA
PayPal
AMERICAN EXPRESS
$£€
Traditional Payments
Government-Issued Digital Currencies
Digital Currencies

**The Company does not currently accept government issued digital currencies or other digital currencies.*

GorillaPay™ is an AI-powered payment platform designed to simplify and optimize commerce for businesses of all sizes. It integrates credit cards and in the future we hope to also integrate digital currencies, and our stablecoin, GUSDC™, to enable seamless transactions. AI technology streamlines approvals, monitors activity, and secures the best processing rates across 11 major U.S. banks, including JP Morgan-Chase, Wells Fargo, Elavon/US Bank and more, resulting in lower costs, enhanced security, and a single platform for global payment needs.

THE PROBLEM & OUR SOLUTION

Unlock the Power of GorillaPay

Small Businesses Lack AI Data-Driven Insights Essential for Competitive Growth

→ Limited Financial Insights

→ High Payment Fees

→ Lacking Predictive Sales Analytics

→ Lost Revenue Opportunities

GorillaTech is addressing a critical challenge faced by 400+ million global small businesses[1]: the lack of accessible, actionable data to drive growth. Traditional payment processors offer limited insights, hindering growth and profitability, while high fees erode profit margins, costing small businesses to miss out on up to 20% of profits.





1. Upload document.

Submit your onboarding documents in just a few clicks!



2. Review & submit.

AI-enhanced onboarding populates the submission form for you. Simply review and submit!



3. Integrate your app.

Effortlessly integrate with third-party systems, including book management systems and CRM.

In today's competitive landscape, data is king. GorillaTech empowers businesses to unlock their full potential by providing the tools and insights needed to make informed decisions and optimize growth strategies. We see our solution as a groundbreaking platform that combines cutting-edge AI and blockchain technology to revolutionize the way businesses manage their finances. By offering a unified platform for traditional and digital payments, coupled with advanced data analytics, GorillaTech allows small businesses to make informed decisions, increase revenue, and reduce costs.

GorillaTech not only simplifies payment processing but also provides valuable insights to help businesses thrive. Our commitment to innovation, customer focus, and ethical leadership ensures that we remain at the forefront of FinTech, shaping the future of commerce for businesses of all sizes.

THE MARKET & OUR TRACTION

Revolutionizing Payments with AI



$240 Trillion+
Global Payment Processing Market

$48T — Global Currency

$3.5T — AI Market Size

$2.4T — Crypto Assets

$161B — Stable Coins

Source | Source| Source| Source

GorillaTech is targeting the $240 trillion+ global payment processing market[2], with a laser focus on the 33 million small and medium-sized businesses (SMBs) in the U.S.[3]. This vast market struggles with a lack of actionable data insights and secure payment solutions. Traditional processors offer limited information about transactions, hindering growth. Additionally, fragmented solutions for digital and traditional payments create complexity for businesses. GorillaTech addresses these challenges head-on by leveraging cutting-edge technology. We differentiate ourselves by combining AI and blockchain to empower SMBs with:

- **Actionable insights:** Our platform goes beyond simple transactions, providing data-driven analytics to optimize business decisions.
- **Enhanced security:** Blockchain technology offers security and transaction transparency.

This unique combination empowers SMBs to make informed choices, improve profitability, and operate with confidence. GorillaTech is making our vision a reality with exciting progress. Our AI-powered payment platform, GorillaPay (gorillapay.ai), is already live with a soft launch. We're actively beta testing features for faster onboarding, comparing rates across multiple banks, and accepting various currencies. XAiLES™, our enterprise software, is smoothly integrating with GorillaPay for a unified experience. We're also nearing completion on the standalone XAiLES™ SaaS platform (xailes.ai). Furthermore, we're beta testing groundbreaking features like AI-driven financial insights, predictive sales analytics, and blockchain security. The icing on the cake? Our stablecoin, GUSDC™, is fully developed and we are in the process of preparing it for rollout. This progress, coupled with strong interest from initial beta testers and $1.5 million in pre-seed funding, highlights the market demand for GorillaTech's solutions.



Product Development

Soft-launched GorillaPay™ platform.
gorillapay.ai

Beta-testing MVPs for rapid onboarding, shopping across banks and accepting various currencies.

XAiLES™ integration with GorillaPay™ in beta testing and ongoing.

Standalone XAiLES™ SaaS platform is in development and nearing completion.
xailes.ai

Beta-testing MVPs for Blockchain security, financial insights and sales analytics.

Development of AI marketing and customer service chatbot MVPs.

Stablecoin GUSDC™ fully developed and preparing for launch.

The Future of Payments is Here

Customer Reviews

> **"** Highly appreciate Gorilla Pay's incredible reasonable fees and their prompt transfer of funds into our account the next business day, making our financial operations seamless and efficient.
>
> **—Medical Clinic Head of Finance**

> **"** I couldn't be happier with GorillaPay's service. The seamless integration with my point-of-sale system has simplified transactions for both my staff and customers.
>
> **—Bakery, Business Owner**

> **"** Having reliable credit card processors are vital for our massage therapy spa, especially with our Membership Pricing offer. It allows us to seamlessly process recurring payments for our valued members, providing them with hassle-free access to their benefits.
>
> **—Massage Therapy Spas, Assis. Sales Manager**

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

GorillaTech is ready to disrupt the payments landscape by empowering SMBs with the tools and insights they need to thrive. Over the next few years, we plan to continue to develop, innovate, and launch new technologies. With a dedicated team, cutting-edge technology, and a clear vision, we are revolutionizing the way businesses manage their finances, unlocking a new era of growth and efficiency.

Join us in shaping the future of payments. Invest in GorillaTech today.

ABOUT

HEADQUARTERS
5137 CLARETON DR STE 200
AGOURA HILLS, CA 91301

WEBSITE
View Site

GorillaTech™ is a pre-revenue, pioneering fintech company dedicated to empowering small businesses with advanced financial solutions. We will offer two flagship products: GorillaPay, a seamless payment processing platform, and XAiLES, a powerful tool for actionable data insights. Together, these solutions will provide a comprehensive financial management ecosystem designed to drive growth and efficiency.

TERMS

GorillaTech

Overview

PRICE PER SHARE
$0.60

VALUATION
$31.68M

DEADLINE
Oct. 10, 2024 at 4:43 PM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$499.80

OFFERING TYPE
Equity

MAX INVESTMENT

ASSET TYPE

$1,234,999.80

MIN NUMBER OF SHARES OFFERED

25,000

SHARES OFFERED

Common Stock

MAX NUMBER OF SHARES OFFERED

2,058,333

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 3 weeks | 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 3 weeks | 3% bonus shares

Early Bird 3: Invest $10,000+ within the first 3 weeks | 5% bonus shares

Early Bird 4: Invest $20,000+ within the first 3 weeks | 8% bonus shares

Early Bird 5: Invest $50,000+ within the first 3 weeks | 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,500+ and receive 1% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 3% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 5% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 8% bonus shares

Tier 5 Perk: Invest $100,000+ and receive 10% bonus shares

<u>Loyalty Perk</u>

As you are a Community Member in Gorilla Tech, you are eligible for additional bonus shares (10%).

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

GorillaTech Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $60. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 02/29/2024
FILED 11:17 AM 02/29/2024
SR 20240788887 - File Number 6648405

AMENDED AND RESTATED ARTICLES OF INCORPORTION OF GORILLATECH CORPORATION
(a Delaware corporation)

GORILLATECH CORPORATION, a corporation organized and existing under and by virtue of Delaware Corporation Law, hereby certifies as follows:

GORILLATECH CORPORATION, initially incorporated on February 6, 2024, hereby restates its Articles of Incorporation.

1. That the name of this corporation is GORILLATECH CORPORATION.

2. That the board of directors of this corporation duly adopted resolutions proposing to submit Articles of Incorporation of this corporation, with reference to the restated being filed pursuant to Sections 242 and 245.

RESOLVED, that the Articles of Incorporation of this corporation in addition to the Delaware online filing prepared Articles of Incorporation are entirety to read as follows:

FIRST: The name of this corporation is **GORILLATECH CORPORATION ("Corporation")**.

SECOND: Its registered agent office in the State of Delaware is located at 16192 Coast Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware Corporation Law.

FOURTH: The total number of shares of all classes of stock, which the Corporation shall have authority to issue is Two Hundred Million (200,000,000) shares of which One Hundred and Ninety Five Million (195,000,000) shares are Common Stock with U.S. $0.0001 par value per share ("Common Stock") and Five Million (5,000,000) Common B Stock, U.S. $0.0001 par value per share
("Common B Stock") with such further rights as specified below.

A. COMMON STOCK

1. General. The voting dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

B. COMMON B STOCK

1. General. Five Million (5,000,000) shares of the authorized shares hereby are designated "Common B shares" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Common Stock shall be entitled to cast the number of eleven (10) votes for each one (1) share held. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Series B Common Stock shall vote together with the holders of Common Stock as a single class.

2.2 Series B Common Stock Protective Provisions. At any time when at least one (1) share of Series B Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Common Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of holders of at least a majority of the then outstanding shares of Series B Common Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(a) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing; or
(b) amend, alter or repeal any provision of the Articles of Incorporation or Bylaws of the Corporation in a manner that would alter or change adversely the powers, preferences or rights of the Series B Common Stock; or
(c) create, or authorize the creation of, any additional class or series of capital stock.

3. Optional Conversion. The holders of the Series B Common Stock have the conversion rights in this Section 3 ("**Conversion Rights**"): 3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Series B Common Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and non-assessable shares of Common Stock.

3.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the

Conversion Rights terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series B Common Stock.

3.1.3 Fractional shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Common Stock. In lieu of any fractional shares

to which the holder otherwise would be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Common Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.2 Mechanics of Conversion.

3.2.1 Notice of Conversion. In order for a holder of Series B Common Stock to voluntarily convert shares of Series B Common Stock into shares of Common

Stock, such holder shall surrender the certificate or certificates for such shares of Series B Common Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series B Common Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion ("Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series B Common Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series B Common Stock represented by the surrendered certificates that were not converted into

Common Stock, (ii) pay in cash such amount as determined by the Board of Directors in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series B Common Stock converted.

3.2.2 Reservation of Shares. At all times when the Series B Common Stock shall be outstanding, the Corporation shall reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Common Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Common Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Common Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. Before taking any action which would cause an adjustment reducing the Series B Common Stock Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series B Common Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series B Common Conversion Price.

3.2.3 Effect of Conversion. All shares of Series B Common Stock which shall have been surrendered for conversion as herein provided no longer shall be deemed to be outstanding and all rights with respect to such shares immediately shall cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise, issuable upon such conversion as provided in Subsection 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series B Common Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Common Stock accordingly.

3.3 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B Common Original Issue Date effect a subdivision of the outstanding Common Stock, the Series B Common Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Common Original Issue Date combine the outstanding shares of Common Stock, the Series B Common Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4. Acquisition of Series B Common Stock. Any shares of Series B Common Stock that are acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Common Stock following acquisition.

5. Waiver. Any of the rights, powers, preferences and other terms of the Series B Common Stock set forth herein may be waived on behalf of all holders of Series B Common Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series B Common Stock then outstanding.

6. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series B Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records

of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

C. ELECTION OF DIRECTORS

1. Election of Directors. At any time when at least One (1) share of Series B Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Common Stock) are outstanding, the holders of record of the shares of Series B Common Stock, exclusively and as a separate class, shall be entitled to elect up to three (3) directors of the Corporation ("Series B Common Director"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect up to four (4) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series B Common Stock, or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the Series B Common Stock, or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting, and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class.

Fifth. Subject to any additional vote required by the Articles of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

Sixth: Subject to any additional vote required by the Articles of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

Seventh: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Eighth: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the state of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

Ninth: To the fullest extent permitted by law, including but not limited to Delaware Statutes, a director or officer of the Corporation is not liable personally to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation is eliminated or limited to the fullest extent permitted by the Delaware Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation does not affect adversely any right or protection of a director of the Corporation existing at the time of or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions apply to the persons enumerated below:

1. Right to Indemnification of Directors and Officers. To the fullest extent permitted by applicable law, including but not limited to Delaware Law, as it presently exists or hereafter may be amended, the Corporation shall indemnify and hold harmless any person ("Indemnified Person") who was or is made or is

threatened to be made a party or otherwise is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("Proceeding"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors. The Corporation is authorized to obtain insurance coverage for the purposes of indemnification and defense of directors or officers.

2. Payment of Expenses of Director and Officers. To the fullest extent permissible by law, including but not limited to Delaware law, the Corporation shall pay all of the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if the determination that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise is made ultimately.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the attorneys' fees and expenses of prosecuting such claim. In any such action, the Corporation has the burden of proving that

the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. To the fullest extent permitted by applicable law as if presently exists or hereafter may be amended, the Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or otherwise is involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company; trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officers, employees or agents shall be made in such manner as the Board of Directors determines in its sole discretion. Notwithstanding the foregoing sentence, the Corporation is not required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as the Board of Directors may determine.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth are not exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the articles of incorporation, these by- laws, agreement, vote stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of

another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. To the fullest extent permitted by applicable law as it presently exists or hereafter may be amended, the Board of Directors may authorize an appropriate officer or officers to purchase and maintain, at the Corporation's expense, insurance: (a) to indemnify the

7. Corporation for any obligation which the Corporation incurs as a result of the indemnification of directors, officers, and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they otherwise may not be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth does not affect adversely any right or protection of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder inure to the benefit of any Indemnified Person and such Indemnified Person's heirs, executors and administrators.

ELEVENTH: In connection with repurchases by the Corporation of its Common Stock from directors, officers, employees, advisors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option or right to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Sections 502 and 503 of the California Corporations Code do not apply in all or in part with respect to such repurchases.

IN WITNESS WHEREOF, this instrument has been executed by a duly authorized officer of this corporation as of February 20, 2024.

By: _____

Steven Saxton, Director, CEO and Chairman of the Board